Qualis Innovations, Inc.

6898 S. University Blvd., Suite 100

Centennial, CO 80122

July 17, 2024

Division of Corporation Finance

U.S. Securities and Exchange Commission

Office of Industrial Applications and Services

100 F Street, N.E.

Washington, DC 20549

Attn:	Tracey Houser
Nudrat Salik

Re:	Qualis Innovations, Inc.
Form 10-K for Fiscal Year Ended December 31, 2023
Filed April 11, 2024
File No. 333-260982

Ladies and Gentlemen:

Qualis Innovations, Inc. (the “Company” or “Qualis”) is hereby responding to the letter, dated July 8, 2024 (the “Comment Letter”), from the staff (the “Staff”) of the U.S. Securities and Exchange Commission, regarding the Company’s Annual Report on Form 10-K (the “Annual Report”). Concurrently with or shortly prior to the submission of this letter, the Company has filed an amended Annual Report on Form 10-K/A (the “Amended Annual Report”) via EDGAR.

The Company has responded to all of the Staff’s comments by revising the Annual Report to address the comments, by providing an explanation if the Company has not so revised the Annual Report, or by providing supplemental disclosure as requested. The Staff’s comments are repeated below in italics and followed by the Company’s response. Terms used but not otherwise defined herein have the meanings set forth in the Amended Annual Report.

Form 10-K for Fiscal Year Ended December 31, 2023

Cover Page

1.

We note that you are now identifying yourself as an emerging growth company as defined in Section 2(a)(19) of the Securities Act. In comment 36 in our letter dated December 9, 2021, we noted that in your Form S-1 you did not identify as an emerging growth company and requested that you provide us with your analysis of the requirements for qualifying as an emerging growth company as defined in the Securities Act. To the extent that you did qualify as an emerging growth company, we requested that you clearly identify as an emerging growth company and provide all required disclosures throughout your Form S-1. In response, you did not provide us with this analysis and did not include any emerging growth company disclosures, including your election regarding complying with any new or revised financial accounting standards. Please provide us with the originally requested analysis regarding compliance with the definition of an emerging growth company. In this regard, we note that HOOPSOFT DEVELOPMENT CORP. (CIK 1375483) filed a Form SB-2 that went effective on October 16, 2006, for the resale of 1,060,000 shares of common stock by selling shareholders. Otherwise, amend your Form 10-K to fully comply with all smaller reporting company disclosure requirements, including providing an auditor’s report on Internal Control over Financial Reporting under Section 404(b) of the Sarbanes-Oxley Act and complying with the public company transition dates for new or revised financial accounting standards. On page 12 of the 2023 Form 10-K you state that you have elected to opt-in to the extended transition period for complying with any new or revised financial accounting standards.

Response: We acknowledge the Staff’s comment and have revised the disclosure on the cover page of the Amended Annual Report to clarify that we are not an emerging growth company, and we have removed other references to us being an emerging growth company from the Annual Report. We are a smaller reporting company and are not an accelerated filer or large accelerated filer, and our auditor is therefore not required to provide an attestation report regarding internal control over financial reporting pursuant to Item 308(b) of Regulation S-K.

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Item 9A. Controls and Procedures, page 22

2.	Please amend your filing to provide management’s annual report on internal control over financial reporting. Ensure you include a statement of management’s responsibility for establishing and maintaining adequate internal control over financial reporting and a statement identifying the framework used by management to evaluate the effectiveness of internal control over financial reporting. Also, include management’s assessment of the effectiveness of internal control over financial reporting as of December 31, 2023, including a statement as to whether or not internal control over financial reporting is effective. Refer to Item 308(a) of Regulation S-K.

Response: We acknowledge the Staff’s comment and have revised Item 9A to provide management’s annual report on internal control over financial reporting.

Report of Independent Registered Public Accounting Firm, page F-2

3.	We note that you had a change in accountants during fiscal year 2023. Please provide the disclosures required by Item 304 of Regulation S-K by filing an Item 4.01 Form 8-K, including the required Exhibit 16 letter from Paris, Kreit & Chiu CPA LLP.

Response: We acknowledge the Staff’s comment and have separately filed a Current Report on Form 8-K regarding the change in accountants.

Thank you for your assistance and review.

Sincerely,

Qualis Innovations, Inc.

/s/ Patrick Adams
Patrick Adams
Interim Chief Executive Officer

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